UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment____)

BEST CARE, INC
(Name of Issuer)

Shares of Common Stock, $0.001 Par Value
(Title of Class of Securities)

08651T101
(Cusip Number)

David Lubin & Associates, PLLC
26 East Hawthorne Avenue
Valley Stream, NY 11580
Telephone: (516) 887-8200
Facsimile: (516) 887-8250

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 5, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 08651T101

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Chaim Limor

2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) ☐ (b) ☐

3. SEC Use Only

4. Source of Funds (See Instructions)
    OO*

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization:
     United States of America

Number of	7. Sole Voting Power
Shares Beneficially	800,000
Owned By Each	8. Shared Voting Power
Reporting	-0-
Person	9. Sole Dispositive Power
800,000
10. Shared Dispositive Power
-0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person
800,000 shares of common stock

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13. Percent of Class Represented by Amount in Row (11)
18.8% of the issued and outstanding shares of common stock**

14. Type of Reporting Person (See Instructions)
      IN

*The Reporting Person received 800,000 shares of the Issuer’s common stock in consideration for services previously rendered to the Issued in the amount of $800.

**Based on 4,250,000 shares of the Issuer’s common stock outstanding as of January 9, 2007

Item 1. Security and Issuer

This statement relates to the common stock $0.001 par value, of Best Care Inc., a Nevada Corporation (the “Issuer"). The principal offices of the Issuer are located at 811 Chicago Avenue, Suite 803, Evanston, Illinois 60022.

Item 2. Identity and Background

(a) The name of the person filing this statement: Chaim Limor (the "Reporting Person").

(b) The business address of the Reporting Person is: 811 Chicago Avenue, Suite 803, Evanston, Illinois 60022.

(c) The present principal occupation of the Reporting Person is serving as secretary and director of the Issuer. The name, principal business, and address of the organization in which such employment is conducted are as follows: Best Care, Inc. 811 Chicago Avenue, Suite 803, Evanston, Illinois 60022.

(d) The reporting person is a citizen of the United States of America.

(e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f) During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person received 800,000 shares of the Issuer’s common stock in consideration for services previously rendered to the Issuer in his capacity as director and officer of the Issuer. Such services were determined by the Issuer to have a value of $800.

Item 4. Purpose of Transaction

On October 5, 2006, the Reporting Person was issued 800,000 shares of the common stock of the Issuer. Such shares were issued for the purpose of compensating the Reporting Person for services rendered to the Issuer.

Item 5. Interest in Securities of the Issuer

(a) The Issuer has 4,250,000 issued and outstanding shares of common stock as of January 9, 2007. The Reporting Person owns 800,000 shares (representing 18.8%) of the issued and outstanding common stock of the Issuer.

(b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the shares reported above in this Item 5.

(c) Other than the acquisition of the shares reported herein, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting person does not have any contracts, arrangements, understanding or relationships with respect to the securities of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 12, 2007

	By:	/s/ Chaim Limor
Chaim Limor

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).